Oxis International Inc.
468 Camden Dr., 2nd Floor
Beverly Hills, CA  90210

December 17, 2010

VIA EDGAR CORRESPONDENCE

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oxis International, Inc.
Annual Report On Form 10-K For The Fiscal Year Ended 12/31/09
File No. 000-08092

Dear Mr. Riedler:

By letter dated December 6, 2010, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Oxis International, Inc. (the “Company”) with comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Annual Report”).  This letter contains the Company’s responses to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the December 6, 2010 letter from the Staff.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

1.
The “leading service provider in the direct marketing response business” that was referred to in the 2009 Annual Report is Creative Direct Marketing Group, Inc., a direct marketing response agency that specializes in online and offline (direct mail) marketing programs.  We engaged Creative Direct Marketing early in 2010 to design and develop a direct marketing website and other Internet marketing services, including paid search and a direct mail program, for use in connection with the release of our Ergo-Flex product.  The “agreement” referred to in the 2009 Annual Report consisted of three one-page standard work orders for Creative Direct Marketing’s services.  The total cost of those services was $52,900.  Creative Direct Marketing Group has provided all of the services requested by us, Ergo-Flex has been commercially released using the direct mail campaign designed by Creative Direct, and Creative Direct’s engagement with us has ended.

Securities and Exchange Commission
December 17, 2010

Since Ergo-Flex has been released, and since Creative Direct Marketing Group has completed all of its services to us, we intend to include the following reference to Creative Direct Marketing Group in our next Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”):

“In 2010, we engaged Creative Direct Marketing Group, Inc., a direct marketing response agency, to design a direct marketing website and other Internet marketing services, including paid search and direct mail program, in connection with the market launch of our Ergo-Flex dietary supplement.  Ergo-Flex was marketed through a highly targeted direct mail campaign.  We plan to add other direct-to-consumer channels such as Internet sales, radio and television infomercials and multi-level marketing as ErgoFlex and future products under the OXIS ERGO brand are established.”

The Staff has asked that we file a copy of the agreement with Creative Direct Marketing Group as an exhibit to our Form 10-K.  We respectfully submit that the “agreement” with Creative Direct is not a material agreement as defined in Item 601(10) of Regulation S-K, but rather three separate one-page work orders, each of which ordinarily accompanies the kind of marketing and sales business conducted by us.  We anticipate that we will enter into similar agreements with marketing companies from time to time in the ordinary course of business.  Accordingly, we do not believe that it is appropriate or necessary to file the work orders as an exhibit.  Should the Staff wish to see the work orders, we will gladly provide the Staff with copies for its review.

Item 10. Directors, Executive Officers and Corporate Governance, page 28

2.
We will include in the 2010 Annual Report the following disclosure discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each of ours directors should serve on the board of the Company, as required by the newly revised Item 401(e)(1) of Regulation S-K, including information about Mr. Thomas W. Hoog, who was elected to our board on July 14, 2010:

“Our Board of Directors identified and recommended that Messrs. Cataldo, Dube and Hoog be elected to the Board of Directors based on the following experience, qualifications and skills of these persons:

Anthony Cataldo – Mr. Cataldo has extensive experience serving in both executive and non-executive capacities for public and private companies, including companies entering new markets and releasing new products.  In addition, Mr. Cataldo is familiar with the duties and obligations of directors serving on the boards of public companies, having served on the board of numerous public companies.

Securities and Exchange Commission
December 17, 2010

Anshuman “Andy” Dube – Mr. Dube’s experience as the founder and principal of a private equity fund that specializes in consumer brands provides our Board with experience and market knowledge in both the financial industry and consumer brands market.  These skills will be valuable in the development of our consumer products and our attempts to raise capital in the future.

Thomas W. Hoog – Mr. Hoog has experience in the public relations and public affairs industries, and provides the Board insight to help and position the Company for marketing strategies.

Signatures, page 42

3.
We apologize for the administrative oversight in omitting to state that Michael Handelman also signed the 2009 Annual Report as the principal accounting officer.  We herby confirm that Mr. Handelman signed the 2009 Report in his capacity as the principal accounting officer, and that we will supplement the 2010 Annual Report with the designation “Principal Accounting Officer”.

As requested in the December 6, 2010 letter we received from the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding this letter or require additional information in connection with the above.

Very truly yours,

/s/ Anthony Cataldo
Chief Executive Officer

cc:	Istvan Benko, TroyGould PC